

July 12, 2013

Via E-mail
Mark A. Maki
Principal Executive Officer
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 7702

> **Re:** **Midcoast Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189341**

Dear Mr. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared your filing.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions, underwriting agreement and amended and restated agreement of limited partnership, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

4. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to Wood Mackenzie, on page 140 and the International Energy Agency on page 100. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors.

5. Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your responses. The following are examples only of some of your competitive position assertions:

    *   "We have made significant commitments in downstream transportation and fractionation capacity to ensure access to the most attractive demand markets for our customers," page 150.

    *   "The Anadarko basin is one of the most prolific natural-gas producing basins in the United States," page 140.

    *   "The basin contains the Cotton Valley sandstone formation, one the of the largest natural gas fields in the continental United States," page 141.

    *   "The Barnett Shale play is one of the largest and most mature natural gas fields in North America," page 141.

    *   "We are one of the primary midstream operators in each of the natural gas basins in which we conduct business, and also one of the largest producers of NGLs in the United States," page 150.

    *   "In addition, we deliver pipeline-quality gas at over 40 locations, including some of the most significant intrastate and interstate pipelines in the U.S. Gulf Coast," page 160.

Prospectus Summary, page 1

6. Please balance the discussion of the "Competitive Strengths" of your business with a discussion of your principal competitive challenges and risks. Refer to Securities Act Release No. 33-6900.

7. Please provide additional disclosure to assist readers in understanding why your initial assets consist of a 39%, as opposed to some other percentage, controlling interest in Midcoast Operating given that EEP has indicated a willingness to sell more of its ownership interest in Midcoast Operating in the future.

Our Relationship with EEP and Enbridge, page 8

8. Please disclose in this section or in another subheading in the prospectus summary, the amount(s) that your general partner, EEP and Enbridge will receive in conjunction with this offering, including all cash distributions, any payments, compensation, or the value of any equity that the general partner, EEP, Enbridge, or the directors or executive officers of each received or will receive in connection with the offering.

Risk Factors, page 21

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel, page 37

9. Please expand the risk factor to be more specific to your company and explain and identify the key personnel upon whom you currently depend. In this regard, we note your disclosure on page 179 that you currently have no employees and your general partner is responsible for providing the employees and other personnel necessary to conduct your operations.

Cash Distribution Policy and Restrictions on Distributions, page 55

Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013, page 59

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 62

10. Please explain why you believe the most meaningful period of pro forma estimated cash available for distribution to be the twelve months ending June 30, 2014. Please tell us whether you believe that forecasted distributable cash for the twelve months ending September 30, 2014 would have differed by more than 5% from the existing forecast for the year ended June 30, 2014.

11. We note your assumed forecasted volumes on the Anadarko system on page 67 for the twelve months ending June 30, 2014 assumed increased drilling activity would partially offset the known termination of a significant processing contract on the Anadarko system discussed on page 27. Please explain and support how you determined the offsetting increase due to increased drilling activity; which we assume results in 83,000 MMBtu of volume. In this regard, explain how "acreage dedications from existing customers" ensures increased processing volumes of the stated amount.

12. Please tell us how you calculated the components that make up the net decrease in volumes on your East Texas system. Specifically show us how you calculated the effect on volumes of the gross decrease in dry gas from Haynesville and Bossier and how it was offset by increased drilling in the Cotton Valley formation and its calculated effect on volumes.

13. Please tell us the reason you are assuming an overall increase in the average NGL content of natural gas to be processed by your systems and your support for such an assumption. Please discuss whether the ability to process increased NGL's discussed in the first 3 bullet points on pages 67 and 68 combined with the final bullet point in this section is what supports an increase in NGL volumes forecasted for the twelve months ending June 30, 2014. If increased NGL content combined with the ability to process it is not the reason for the increase in forecasted volumes, please revise the discussion.

14. You indicate that you have not forecasted any material change in your contract mix for the twelve months ending June 30, 2014. We assume this statement is intended to convey that the price you receive for volumes forecasted in the table on page 67 will be consistent with pricing obtained in the most recently completed historical period. If so, please indicate the amount of volumes for each major system that are subject to possible change (renewal) in the twelve months ending June 30, 2014.

15. We note your disclosure on page 68 that the anticipated increase in fee-based segment gross margin is due to expected increases in fees under your existing contracts due to inflation escalators and expected renewals of existing contracts and new contracts under which you will provide fee-based processing services. Please revise to provide investors with insight into your contract profile including your historical renewal rate, the volume of expiring contracts and the volume of new fee based contracts you anticipate in the 12 months ending June 30, 2014. Alternatively you may present the metrics you believe best illustrates the anticipated forecasted profile of your contract base over the period.

Assumptions and Considerations, page 65

Financing, page 71

16. It appears that you will be familiar with the terms of your new credit facility prior to the closing of this offering. If true, upon learning the terms of your new credit facility,

please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions. Please also update the first bullet under the heading "Limitations on Cash Distributions and [Your] Ability to Change [Your] Cash Distribution Policy" on page 55 to cross-reference to the discussion of these restrictions.

Management's Discussion and Analysis, page 93

Overview, page 93

17. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

- An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information, such as the volatility in gas prices and the impact such volatility has on your contracts with commodity price exposure; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows, such as the "significant processing contract on your Anadarko system that will terminate in the third quarter of 2013."

Items Affecting the Comparability of Our Financial Results, page 98

18. We note your disclosure that you estimate that your proportionate share of annual expenses related to the financial support agreement will be approximately $2.0 million and that EEP has "historically provided such financial support to Midcoast Operating at no cost." Please discuss the risks, if any, that EEP will not provide financial support at no cost in the future.

Liquidity and Capital Resources, page 113

19. We note your disclosure that you will enter into an intercorporate services agreement with EEP at the closing of this offering that will reduce total general and administrative

expenses by $25 million annually. Please disclose the total amount of expenses payable by your partnership under this agreement and any material terms or provisions.

Capital Expenditures, page 114

20. We note your disclosure that "if EEP elects not to fund any expansion capital expenditures at Midcoast Operation, [you] will have the opportunity to fund all or a portion of EEP's proportionate share of such expansion capital expenditures in exchange for additional interest in Midcoast Operating." Please discuss in this section that you currently have no agreements and EEP is not obligated to sell any additional interest in Midcoast Operation. In this regard, we note your disclosure on page 101 that "EEP is under no obligation to offer to sell us additional interest in Midcoast Operating." Please also tell us how expansion capital expenses will be met if EEP elects not to fund such expenses and you also elect not to fund EEPs' share.

Summary of Obligations and Commitments, page 115

21. In an appropriate place in your disclosure, please explain why your obligations associated with your Transportation/Service contracts increase dramatically in 2017.

Operating Activities, page 116

22. Please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Business, page 143

23. We note your disclosure of new expansion capital expenditures. Please discuss any pending government permits or licenses related to these new projects. In this regard, we note your disclosure of the new Beckville processing plant in East Texas, the construction of numerous compressor station projects, pipeline laterals and NGL laterals, on page 70 and the completion of the Texas Express NGL system, on page 71.

Business Strategies, page 148

24. We note your indication here and elsewhere in your registration statement that you have acquisition opportunities available to you in the future such as the remaining ownership interests in Midcoast Operating held by EEP. Because it appears that you do not know when such interests will be, if ever, offered to you to purchase, please state as much. Please also highlight the inherent conflicts of interest associated with such offer, considering you share the same executive officers.

Competitive Strengths, page 149

25. We note your disclosure on page 7, and 149 that one of your competitive strengths is that you have "strategically located assets in prolific natural gas-producing basins with unconventional resources plays and access to major market hubs." We further note your statement on page 139 that "natural gas production from the major shale formation will provide the majority of the growth in domestically produced natural gas supply in coming years, increasing to approximately 50% in 2040 as compared with 34% in 2011." Please provide us with the supporting documentation for these statements.

Our Partnership Agreement, page 224

26. We note your disclosure throughout the registration statement that you have entered into joint ventures. Please further discuss if the terms of the partnership agreement allow you to engage in joint ventures and disclose any activities that you may engage through a joint venture that you could not otherwise undertake. Please refer to Section II.B.2.f of Securities Act Release 33-6900 (June 17, 1991).

Item 17. Undertakings

27. Please provide the undertakings set forth at Item 512(a)(6) of Regulation S-K.

Consolidated Financial Statements

Unaudited Pro Forma Consolidated Financial Statements, page F-2

28. We note your disclosure on page 194 that no specific amounts of NEO compensation was allocated to you for 2012, 2011 or 2010. You also state on page 194 that you will be charged for the services of executive management resident in the U.S. Please advise whether the estimate of incremental general and administrative expenses includes the future allocation of the cost of executive management. If not, please advise whether a portion of NEO costs should be reflected in the pro forma financial statements assuming no allocation was made to the predecessor. If no allocation was made to the predecessor, please explain your basis for excluding a cost of doing business of the predecessor. Please likewise advise how you reflected the cost of financial support provided to the predecessor and whether an adjustment is necessary.

Unaudited Pro Forma Consolidated Statements of Financial Position, page F-6

29. Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Revise your disclosure accordingly. Reference is made to SAB Topic 4:F.

Notes to Unaudited Financial Statements, page F-7

30. We assume adjustment (b) on page F-7 relates to the $350 million assumed proceeds from to-be-obtained credit facilities, the proceeds of which will be distributed to EEP as depicted in adjustment (f). If so, please supplementally explain why assumed interest on such borrowings would be reduced by capitalized interest relating to construction of assets. Specifically tell us what additional pro forma adjustments would have been made had you assumed the full cost of the interest expense on the assumed proceeds. Please also advise whether the terms of the Partnership's revolving credit facility have been finalized. If so, please disclose your assumptions as to interest rate and fees. If the facility has yet to be executed, please advise why you believe such adjustment is factually supportable.

31. We note the intercorporate services agreement will continue the allocation methodology in existence with Midcoast Operating LP prior to the agreement. The disclosure of the methodology in Midcoast Operating LP's financial statements indicates it is a cost allocation method. Please tell us how you intend to treat the $25 million reduction of general and administrative costs in future financial statements. If you intend to reflect the subsidy as a reduction in expense, as opposed to a capital transaction, please tell us how it reflects a negative *cost* of doing business. See Question 1 of SAB 1:B.1. Please also provide an estimate of what the cost would have been on a stand-alone basis had Midcoast been operated as an unaffiliated entity.

Midcoast Operating, L.P. Notes to the Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-17

32. For our understanding, please contrast the accounting for maintenance versus expansion capital expenditures. We assume maintenance capital expenditures are expensed as incurred and expansion capital expenditures are capitalized. To the extent any portion of maintenance capital expenditures are capitalized, please explain the nature of such expenditures in detail including the basis for capitalization. To the extent any portion of expansion capital expenditures are expensed, please explain the nature of such expenditures.

Note 2. Summary of Significant Accounting Policies, F-19

33. You state on page F-23 that you recognize an impairment loss when the carrying amount of the asset exceeds its fair value as determined by quoted market price or present value techniques. Your disclosure suggests that impairment would be recognized in situations where undiscounted cash flows exceed the carrying amount but the fair value of the underlying asset is below carrying value. If so, please advise how this policy conforms with GAAP.

Note 7. Intangibles, page F-30

34. Please explain to us the nature of contributions you have made in aid of construction activities and why such contributions would constitute an intangible asset as opposed to an expense. Please be detailed in your explanation of the nature of the intangible right obtained.

Note 8. Related Party Transactions, page F-31

35. We note your disclosure on page F-32 of the total amounts reimbursed for each period presented through EEP for services rendered pursuant to the general and administrative services agreement. Please revise your filing to explicitly reflect these amounts on the face of your financial statements as required by 4-08(k) of Regulation S-X.

Midcoast Operating, L.P. Consolidated Statements of Financial Position, page F-56

36. We note your supplemental pro forma information related to the anticipated distribution to EEP based on the guidance from SAB Topic 1B:3. Please tell us what consideration you gave to providing pro forma per unit data within your historical financial statements based on the number of units necessary to be issued to the produce net proceeds to replace the distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark A. Maki
Midcoast Energy Partners, L.P.
July 12, 2013
Page 10

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director